Exhibit 10.1
EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of March 31, 2009, by and among FIDELITY NATIONAL INFORMATION SERVICES, INC., a Georgia corporation (the “Company”) and FRANK R. MARTIRE (the “Employee”). In consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:
     1. Purpose and Release. Subject to the occurrence of the Effective Time (as defined in the Agreement and Plan of Merger by and among the Company, Cars Holdings, LLC and Metavante Technologies, Inc., a Wisconsin corporation (“Metavante”) (the “Merger Agreement”)), the purpose of this Agreement is to amend and restate all prior agreements between the Company, Metavante and any of their respective affiliates, and Employee relating to the subject matter of this Agreement (including, without limitation, (a) the Employment Agreement dated as of November 1, 2007 and amended as of November 1, 2008 by and between Metavante (f/k/a Metavante Holding Company) and the Employee (the “Prior Employment Agreement”) and (b) the Change of Control Agreement dated as of November 1, 2007 by and between Metavante (f/k/a Metavante Holding Company) and the Employee (the “Prior COC Agreement”)) (collectively, the “Prior Agreements”), to assure the Company of the services of the Employee following the Effective Time, and to provide a single, integrated document which shall provide the basis for Employee’s continued employment by the Company. Subject to the occurrence of the Effective Time and in consideration of the execution of this Agreement and the amendment and restatement of all such prior agreements, the parties each release all rights and claims that they have, had or may have arising under such Prior Agreements (other than rights under the terms of a benefit plan or program of the Company or its Affiliates (other than the Prior Employment Agreement and the Prior COC Agreement) which shall be determined in accordance with the terms of such plans and programs).
     2. Employment and Duties. Subject to the occurrence of the Effective Time and subject to the terms and conditions of this Agreement, the Company employs Employee to serve as President and Chief Executive Officer of the Company. Employee accepts such employment and agrees to undertake and discharge the duties, functions and responsibilities commensurate with the aforesaid position and such other duties and responsibilities as may be prescribed from time to time by the Board of Directors of the Company (the “Board”). Except as expressly provided in Subsection 13(c), Employee shall devote substantially all of his business time, attention and effort to the performance of his duties hereunder and shall not engage in any business, profession or occupation, for compensation or otherwise without the express written consent of the Board, other than personal, personal investment, charitable, or civic activities or other matters that do not conflict with Employee’s duties. The location of the Employee’s principal place of employment will be in Jacksonville, Florida.
     3. Term. Subject to the occurrence of the Effective Time, this Agreement shall commence immediately following the Effective Time and, unless terminated as set forth in Section 8, continue through the third (3rd) anniversary of the Effective Time. This Agreement shall be extended automatically for successive one (1) year periods (the initial period and any extensions being collectively referred to as the “Employment Term”). Either party may terminate this Agreement as of the end of the then-current period by giving written notice at least two hundred seventy (270) days prior to the end of that period. Notwithstanding any termination of this Agreement or Employee’s employment, Sections 8 through 10 shall remain in effect until all obligations and benefits that accrued prior to termination are satisfied.
     4. Salary. During the Employment Term, the Company shall pay Employee an annual base salary, before deducting all applicable withholdings, at a rate of no less than $1,000,000 per year, payable at the time and in the manner dictated by the Company’s standard payroll policies. Such minimum annual base salary may be periodically reviewed and increased (but not decreased without Employee’s express written consent) at the discretion of the Board or Compensation Committee of the Board (the “Committee”) to reflect, among other matters, cost of living increases and performance results (such annual base salary, including any increases pursuant to this Section 4, the “Annual Base Salary”).
     5. Other Compensation and Fringe Benefits. In addition to any executive bonus, pension, deferred compensation and long-term incentive plans which the Company or an affiliate of the Company may from time to time make available to Employee, Employee shall be entitled to the following during the Employment Term (and for retiree benefits under Section 5(b) following the Employment Term):
(a)	the standard Company benefits enjoyed by the Company’s other top executives as a group;

(b)	medical and other insurance coverage (for Employee and any covered dependents) provided by the Company to its other top executives as a group. In addition to the benefits described in Section 9(a)(v), Employee shall be entitled to access to retiree health coverage from the Company, if any, on the same terms and conditions as if Employee had satisfied the minimum age and service conditions for such coverage as of the Effective Date, provided however, that Employee shall pay the entire premium (including any administrative costs) for such coverage unless Employee qualifies for a subsidy based on his actual age and actual service with the Company, it being understood that the Company’s obligation shall cease to apply in the event that the Company no longer provides such coverage;

(c)	supplemental disability insurance sufficient to provide two-thirds of Employee’s pre-disability Annual Base Salary;

(d)	an annual incentive bonus opportunity under the Company’s annual incentive plan (“Annual Bonus Plan”) for each calendar year, including 2009, included in the Employment Term, with such opportunity to be earned based upon attainment of performance objectives established by the Committee (“Annual Bonus”). Employee’s target Annual Bonus under the Annual Bonus Plan shall be no less than 200% of Employee’s Annual Base Salary, with a maximum of up to 400% of Employee’s Annual Base Salary (collectively, the target and maximum are referred to as the “Annual Bonus Opportunity”). Employee’s Annual Bonus Opportunity may be periodically reviewed and increased (but not decreased without Employee’s express written consent) at the discretion of the Committee. The Annual Bonus shall be paid no later than the March 15th first following the calendar year to which the Annual Bonus relates. Unless provided otherwise herein or the Board determines otherwise, no Annual Bonus shall be paid to Employee unless Employee is employed by the Company, or an affiliate thereof, on the Annual Bonus payment date;

(e)	participation in the Company’s equity incentive plans;

(f)	on the first business day following the Effective Date, a grant of non-qualified stock options to acquire 1,000,000 shares of the Company’s common stock with an exercise price per share equal to the closing price per share of the Company’s common stock on the first business day following the Effective Date and, except as provided in Section 9(a)(iv), becoming vested as to one-third the number of shares awarded on each of the first, second and third anniversaries of the Effective Date, subject to continued employment and the terms and conditions of the applicable plan under which the grant is made, and such grant of non-qualified stock options shall be evidenced by, and subject to the terms and conditions of, an award agreement in substantially the same form as the stock option agreement attached hereto as Exhibit A;

(g)	on the first business day following the Effective Date, an award of restricted stock, with the number of shares awarded determined by dividing $1,000,000 by the closing price per share of the Company’s common stock on the first business day following the Effective Date and, except as provided in Section 9(a)(iv), becoming vested as to one-third the number of shares awarded on each of the first, second and third anniversaries of the Effective Date, subject to continued employment and the terms and conditions of the applicable plan under which the grant is made, and such award of restricted stock shall be evidenced by, and subject to the terms and conditions of, an award agreement in substantially the same form as the restricted stock award agreement attached hereto as Exhibit B; and

(h)	the retention/relocation benefits (the “Relocation Benefits”) specified in the letter agreement entered concurrently with this Agreement (the “Relocation Letter Agreement”).
     6. Vacation. For and during each calendar year within the Employment Term, Employee shall be entitled to reasonable paid vacation periods consistent with Employee’s position and in accordance with the Company’s standard policies, or as the Board or Committee may approve. In addition, Employee shall be entitled to such holidays consistent with the Company’s standard policies or as the Board or Committee may approve.
     7. Expense Reimbursement. In addition to the compensation and benefits provided herein, the Company shall, upon receipt of appropriate documentation, reimburse Employee each month for his reasonable travel, lodging, entertainment, promotion and other ordinary and necessary business expenses to the extent such reimbursement is permitted under the Company’s expense reimbursement policy.
     8. Termination of Employment. The Company or Employee may terminate Employee’s employment at any time and for any reason in accordance with Subsection 8(a) below. The Employment Term shall be deemed to have ended on the last day of Employee’s employment. The Employment Term shall terminate automatically upon Employee’s death.
(a)	Notice of Termination. Any purported termination of Employee’s employment (other than by reason of death) shall be communicated by written Notice of Termination (as defined herein) from one party to the other in accordance with the notice provisions contained in Section 25. For purposes of this Agreement, a “Notice of Termination” shall mean a notice that indicates the Date of Termination (as that term is defined in Subsection 8(b)) and, with respect to a termination due to Cause (as that term is defined in Subsection 8(d)), Disability (as that term is defined in Subsection 8(e)) or Good Reason (as that term is defined in Subsection 8(f)), sets forth in reasonable detail the facts and circumstances that are alleged to provide a basis for such termination. A Notice of Termination from the Company shall specify whether the termination is with or without Cause or due to Employee’s Disability. A Notice of Termination from Employee shall specify whether the termination is with or without Good Reason or due to Disability.

(b)	Date of Termination. For purposes of this Agreement, the “Date of Termination” shall mean the date specified in the Notice of Termination (but in no event shall such date be earlier than the thirtieth (30th) day following the date the Notice of Termination is given) or the date of Employee’s death. Notwithstanding the foregoing, in no event shall the Date of Termination occur until Employee experiences a “separation from service” within the meaning of Code Section 409A (as defined in Section 28 of the Agreement), and notwithstanding anything contained herein to the contrary, the date on which such separation from service takes place shall be the “Date of Termination,” and all references herein to a “termination of employment” (or words of similar meaning) shall mean a “separation from service” within the meaning of Code Section 409A.

(c)	No Waiver. The failure to set forth any fact or circumstance in a Notice of Termination, which fact or circumstance was not known to the party giving the Notice of Termination when the notice was given, shall not constitute a waiver of the right to assert such fact or circumstance in an attempt to enforce any right under or provision of this Agreement.

(d)	Cause. For purposes of this Agreement, a termination for “Cause” means a termination of Employee’s employment by the Company based upon Employee’s: (i) persistent failure to perform duties consistent with a commercially reasonable standard of care (other than due to a physical or mental impairment or due to an action or inaction directed by the Company that would otherwise constitute Good Reason); (ii) willful neglect of duties (other than due to a physical or mental impairment or due to an action or inaction directed by the Company that would otherwise constitute Good Reason); (iii) conviction of, or pleading nolo contendere to, criminal or other illegal activities involving dishonesty; (iv) material breach of this Agreement; or (v) failure to materially cooperate with or impeding an investigation authorized by the Board. For the avoidance of doubt, the definition of “Cause” as described in this Section 8(d) of this Agreement shall apply to the Employee’s stock options, restricted stock and performance share and other equity-based awards attributable to grants made prior to the Effective Time (collectively, the “Prior Equity Awards”).

(e)	Disability. For purposes of this Agreement, a termination based upon “Disability” means a termination of Employee’s employment by the Company based upon Employee’s entitlement to long-term disability benefits under the Company’s long-term disability plan or policy, as the case may be, as in effect on the Date of Termination.

(f)	Good Reason. For purposes of this Agreement (and for the avoidance of doubt the definition of “Good Reason” as described in this Section 8(f) of this Agreement shall apply to the Employee’s Prior Equity Awards), a termination for “Good Reason” means a termination of Employee’s employment by Employee during the Employment Term based upon the occurrence (without Employee’s express written consent) of any of the following:
(i)	a material diminution in Employee’s position or title, or the assignment of duties to Employee that are materially inconsistent with Employee’s position or title in effect as of immediately following the Effective Time;

(ii)	a material diminution in Employee’s Annual Base Salary or Annual Bonus Opportunity;

(iii)	within six (6) months immediately preceding or within two (2) years immediately following a Change in Control: (A) a material adverse change in Employee’s status, authority or responsibility (e.g. The Company has determined that a change in the department or functional group over which Employee has managerial authority would constitute such a material adverse change); (B) a requirement that Employee report to a corporate officer or employee instead of reporting directly to the Board; (C) a material diminution in the budget over which Employee has managing authority; or (D) a material change in the geographic location of

Employee’s principal place of employment to a location other than Jacksonville, Florida (it being understood that a relocation of more than thirty-five (35) miles (other than a relocation to Jacksonville, Florida) shall constitute such a material change);

(iv)	the failure of the Board to appoint Employee as a director of the Company at the Effective Time or following such appointment, the removal of Employee by the Company from his position as a director of the Company following the Effective Time or the failure of the Board to nominate Employee as a director of the Company; or

(v)	a material breach by the Company of any of its obligations under this Agreement.
Notwithstanding the foregoing, Employee being placed on a paid leave for up to sixty (60) days pending a determination of whether there is a basis to terminate Employee for Cause shall not constitute Good Reason. Employee’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder; provided, however, that no such event described above shall constitute Good Reason unless: (1) Employee gives Notice of Termination to the Company specifying the condition or event relied upon for such termination either: (x) within ninety (90) days of the initial existence of such event; or (y) in the case of an event predating a Change in Control, within ninety (90) days of the Change in Control; and (2) the Company fails to cure the condition or event constituting Good Reason within thirty (30) days following receipt of Employee’s Notice of Termination (the “Cure Period”). In the event that the Company fails to remedy the condition constituting Good Reason during the applicable Cure Period, Employee’s “separation from service” (within the meaning of Code Section 409A) must occur, if at all, within one-hundred fifty (150) days following such Cure Period in order for such termination as a result of such condition to constitute a termination for Good Reason.
     9. Obligations of the Company Upon Termination.
(a)	Termination by the Company for a Reason Other than Cause, Death or Disability and Termination by Employee for Good Reason. Subject to Sections 9(e) and 17, if Employee’s employment is terminated by: (1) the Company for any reason other than Cause, Death or Disability; or (2) Employee for Good Reason:
(i)	The Company shall pay Employee the following (collectively, the “Accrued Obligations”): (A) within five (5) business days after the Date of Termination, any earned but unpaid Annual Base Salary; (B) within a reasonable time following submission of all applicable documentation, any expense reimbursement payments owed to Employee for expenses incurred prior to the Date of Termination; and (C) no later than March 15th of the year in which the Date of Termination occurs, any earned but unpaid Annual Bonus payments relating to the prior calendar year;

(ii)	The Company shall pay Employee six (6) months following the Date of Termination, a prorated Annual Bonus based upon the actual Annual Bonus that would have been earned by Employee for the year in which the Date of Termination occurs (based upon the target Annual Bonus opportunity in the year in which the Date of Termination occurred, or the prior year if no target Annual Bonus opportunity has yet been determined, and the actual satisfaction of the applicable performance measures, but ignoring any requirement under the Annual Bonus plan that Employee must be employed on the payment date) multiplied by the percentage of the calendar year completed before the Date of Termination;

(iii)	The Company shall pay Employee, six (6) months following the Date of Termination, a lump-sum payment equal to 300% of the sum of: (A) Employee’s Annual Base Salary in effect immediately prior to the Date of Termination (disregarding any reduction in Annual Base Salary to which Employee did not expressly consent in writing); and (B) the highest Annual Bonus paid to Employee by the Company or its affiliates within the three (3) years preceding the Date of Termination (including any such bonus paid prior to the Effective Time by an affiliate of the Company) or, if higher, the target Annual Bonus opportunity in the year in which the Date of Termination occurs (the “Highest Annual Bonus”);

(iv)	All stock option, restricted stock and other equity-based incentive awards granted by the Company (or granted by an affiliate of the Company prior to the Effective Time and assumed by the Company) that were outstanding but not vested as of the Date of Termination shall, subject to Section 9(e), become immediately vested and/or payable, as the case may be, unless the equity incentive awards are based upon satisfaction of performance criteria, in which case, they will only vest pursuant to their express terms, and the Employee’s Prior Equity Awards that are stock options shall be exercisable for the lesser of (x) the remaining term of such stock options and (y) five (5) years after the Date of Termination; and

(v)	The Company shall provide Employee with certain continued welfare benefits as follows:

(a)	Any life insurance coverage provided by the Company shall terminate at the same time as life insurance coverage would normally terminate for any other employee that terminates employment with the Company, and Employee shall have the right to convert that life insurance coverage to an individual policy under the regular rules of the Company’s group policy. In addition, six (6) months following the Date of Termination, the Company shall pay Employee a lump sum cash payment equal to thirty-six (36) monthly life insurance premiums based on the monthly premiums that would be due assuming that Employee had converted his Company life insurance coverage that was in effect on the Notice of Termination into an individual policy; and

(b)	As long as Employee pays the full monthly premiums for COBRA coverage, the Company shall provide Employee and, as applicable, Employee’s eligible dependents with continued medical and dental coverage, on the same basis as provided to the Company’s active executives and their dependents until the earlier of: (i) three (3) years after the Date of Termination; or (ii) the date Employee is first eligible for medical and dental coverage (without pre-existing condition limitations) with a subsequent employer. In addition, six (6) months following the Date of Termination, the Company shall pay Employee a lump sum cash payment equal to thirty-six (36) monthly medical and dental COBRA premiums based on the level of coverage in effect for the Employee (e.g., employee only or family coverage) on the Date of Termination.
(b)	Termination by the Company for Cause and by Employee without Good Reason. Subject to Section 17, if Employee’s employment is terminated by the Company for Cause or by Employee without Good Reason, the Company’s only obligation under this Agreement shall be payment of any Accrued Obligations.

(c)	Termination due to Death or Disability. Subject to Sections 9(e) and 17, if Employee’s employment is terminated due to death or Disability, the Company shall pay Employee (or to Employee’s estate or personal representative in the case of death): (i) any Accrued Obligations; plus (ii) six (6) months following the Date of Termination, a lump sum payment equal to the sum of (x) a prorated Annual Bonus based upon the target Annual Bonus opportunity in the year in which the Date of Termination occurred (or the prior year if no target Annual Bonus opportunity has yet been determined) multiplied by the percentage of the calendar year completed before the Date of Termination, plus (y) the unpaid portion of the Annual Base Salary for the remainder of the then-applicable Employment Term. If Employee’s employment is terminated due to death or Disability, the Employee’s Prior Equity Awards that are stock options and were vested but unexercised as of the Date of Termination shall be exercisable for the lesser of (x) the remaining term of such stock options and (y) five (5) years after the Date of Termination.

(d)	Definition of Change in Control. For purposes of this Agreement, the term “Change in Control” shall mean that the conditions set forth in any one of the following subsections shall have been satisfied:
(i)	the acquisition, directly or indirectly, by any “person” (within the meaning of Section 3(a)(9) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and used in Sections 13(d) and 14(d) thereof) of “beneficial ownership” (within the meaning of Rule 13d-3 of the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of all outstanding securities of the Company;

(ii)	a merger or consolidation in which the Company is not the surviving entity, except for a transaction in which the holders of the outstanding voting securities of the Company immediately prior to such merger or consolidation hold, in the aggregate, securities possessing more than 50% of the total combined voting power of all outstanding voting securities of the surviving entity immediately after such merger or consolidation;

(iii)	a reverse merger in which the Company is the surviving entity but in which securities possessing more than 50% of the total combined voting power of all outstanding voting securities of the Company are transferred to or acquired by a person or persons different from the persons holding those securities immediately prior to such merger;

(iv)	during any period of two (2) consecutive years during the Employment Term or any extensions thereof, individuals, who, at the beginning of such period, constitute the Board, cease for any reason to constitute at least a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least two-thirds of the directors then in office who were directors at the beginning of the period;

(v)	the sale, transfer or other disposition (in one transaction or a series of related transactions) of assets of the Company that have a total fair market value equal to or more than one-third of the total fair market value of all of the assets of the Company immediately prior to such sale, transfer or other disposition, other than a sale, transfer or other disposition to an entity (x) which immediately following such sale, transfer or other disposition owns, directly or indirectly, at least 50% of the Company’s outstanding voting securities or (y) 50% or more of whose outstanding voting securities is immediately following such sale, transfer or other disposition owned, directly or indirectly, by the Company. For purposes of the foregoing clause, the sale of stock of a subsidiary of the Company (or the assets of such subsidiary) shall be treated as a sale of assets of the Company; or

(vi)	the approval by the stockholders of a plan or proposal for the liquidation or dissolution of the Company.
For purposes of this Agreement, no event or transaction that is entered into, is contemplated by, or occurs as a result of the transactions contemplated by the Merger Agreement shall constitute a Change in Control, and references to “the Company” in the definition of “Change in Control” set forth above shall be deemed to refer to the Company or a parent (within the meaning of the Exchange Act) thereof. In addition, Employee agrees and consents to any conversion or modification of Employee’s outstanding stock options, restricted stock or other equity-based incentive awards permissible under the corresponding plans (if any) and/or the assignment of this Agreement in connection with the transactions contemplated by the Merger Agreement.

(e)	Six-Month Delay. To the extent Employee is a “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code and the regulations and other guidance promulgated thereunder and any elections made by the Company in accordance therewith, notwithstanding the timing of payment provided in any other Section of this Agreement, no payment, distribution or benefit under this Agreement that constitutes a distribution of deferred compensation (within the meaning of Treasury Regulation Section 1.409A-1(b)) upon Employee’s “separation from service” (within the meaning of Treasury Regulation Section 1.409A-1(h)), after taking into account all available exemptions, that would otherwise be payable during the six-month period after separation from service, will be made during such six-month period, and any such payment, distribution or benefit will instead be paid on the first business day after such six-month period (the “Delayed Payment Date”); provided, however, that if Employee dies following the Date of Termination but prior to the Delayed Payment Date, such amounts shall be paid to the personal representative of Employee’s estate within thirty (30) days following the Employee’s death.
     10. Excise Tax Gross-up Payments.

(a)	If any payments or benefits paid or provided or to be paid or provided to Employee or for his benefit pursuant to the terms of this Agreement (including the Relocation Letter Agreement) or otherwise in connection with, or arising out of, his employment with the Company or its subsidiaries or the termination thereof (a “Payment” and, collectively, the “Payments”) would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then, except as otherwise provided in this Subsection 10(a), Employee will be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that, after payment by Employee of all income taxes, all employment taxes and any Excise Tax imposed upon the Gross-Up Payment (including any related interest and penalties but not taxes arising under Code Section 409A), Employee retains an amount of the Gross-Up Payment equal to the Excise Tax (including any related interest and penalties but not taxes arising under Code Section 409A) imposed upon the Payments. Notwithstanding the foregoing, if the amount of the Payments does not exceed by more than 3% the amount that would be payable to Employee if the Payments were reduced to one dollar less than what would constitute a “parachute payment” under Section 280G of the Code (the “Scaled Back Amount”), then the Payments shall be reduced to the Scaled Back Amount, and Employee shall not be entitled to any Gross-Up Payment. The reduction of the Payments, if applicable, shall be made by reducing the payments and benefits under the following sections of this Agreement in the following order: (i) Section 9(a)(iii); (ii) Section 9(a)(ii); and (iii) Section 9(a)(v). If the reduction of the amounts payable under this Agreement would not result in a reduction of the parachute value of all Payments to the Scaled Back Amount, no amounts payable under this Agreement shall be reduced pursuant to this Section 10(a) and Employee shall be entitled to the Gross-Up Payment. The Company’s obligation to make Gross-Up Payments under this Section 10 shall not be conditioned upon Employee’s termination of employment.

(b)	An initial determination of (i) whether a Gross-Up Payment is required pursuant to this Agreement, and, if applicable, the amount of such Gross-Up Payment or (ii) whether the Payments must be reduced to the Scaled Back Amount and, if so, the amount of such reduction, will be made at the Company’s expense by an accounting firm selected by the Company. The accounting firm will provide its determination, together with detailed supporting calculations and documentation, to the Company and Employee within ten (10) business days of the receipt of notice from the Company or the Employee that there has been a Payment, or such earlier time as is requested by the Company or the Employee. If the accounting firm determines that no Excise Tax is payable by Employee with respect to a Payment or Payments, it will furnish Employee with an opinion to that effect. If a Gross-Up Payment becomes payable, such Gross-Up Payment will be paid by the Company to Employee within sixty (60) days of the receipt of the accounting firm’s determination. If a reduction in Payments is required, such reduction shall be effectuated within sixty (60) days of the receipt of the accounting firm’s determination. Within ten (10) business days after the accounting firm delivers its determination to Employee, Employee will have the right to dispute the determination. The existence of a dispute will not in any way affect Employee’s right to receive a Gross-Up Payment in accordance with the determination. If there is no dispute, the determination will be binding, final, and conclusive upon the Company and Employee. If there is a dispute, the Company and Employee will together select a second accounting firm, which will review the determination and Employee’s basis for the dispute and then will render its own determination, which will be binding, final, and conclusive on the Company and on Employee for purposes of determining whether a Gross-Up Payment is required pursuant to this Subsection 10(b) or whether a reduction to the Scaled Back Amount is required, as the case may be. The Company will bear all costs associated with the second accounting firm’s determination, unless such determination does not result in additional Gross-Up Payments to Employee or unless such determination does not mitigate the reduction in Payments required to arrive at the Scaled Back Amount, in which case all such costs will be borne by Employee.

(c)	For purposes of determining the amount of the Gross-Up Payment and, if applicable, the Scaled Back Amount, Employee will be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made or the Scaled Back Amount is determined, as the case may be, and applicable state and local income taxes at the highest marginal rate of taxation in the state and locality of Employee’s residence on the date of termination of Employee’s employment, net of the maximum reduction in federal income taxes that would be obtained from deduction of those state and local taxes.

(d)	As a result of the uncertainty in the application of Section 4999 of the Code, it is possible that Gross-Up Payments which will not have been made by the Company should have been made, Employee’s Payments will be reduced to the Scaled Back Amount when they should not have been or Employee’s Payments are reduced to a greater extent than they should have been (an “Underpayment”) or Gross-Up Payments are made by the Company which should not have been made, Employee’s Payments are not reduced to the Scaled Back Amount when they should have been or they are not reduced to the extent they should have been (an “Overpayment”). If it is determined that an Underpayment has occurred, the accounting firm shall determine the amount of the Underpayment that has occurred and any such Underpayment (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) shall be promptly paid by the Company to or for the benefit of Employee. If it is determined that an Overpayment has occurred, the accounting firm shall determine the amount of the Overpayment that has occurred and any such Overpayment (together with interest at the rate provided in Section 1274(b)(2) of the Code) shall be promptly paid by Employee (to the extent he has received a refund if the applicable Excise Tax has been paid to the Internal Revenue Service) to or for the benefit of the Company; provided, however, that if the Company determines that such repayment obligation would be or result in an unlawful extension of credit under Section 13(k) of the Exchange Act, repayment shall not be required. Employee shall cooperate, to the extent his expenses are reimbursed by the Company, with any reasonable requests by the Company in connection with any contest or disputes with the Internal Revenue Service in connection with the Excise Tax.

(e)	Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require a payment resulting in an Underpayment. Such notification shall be given as soon as practicable but no later than ten (10) business days after Employee is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Employee shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which he gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Employee in writing prior to the expiration of such period that it desires to contest such claim, Employee shall: (i) give the Company any information reasonably requested by the Company relating to such claim; (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company; (iii) cooperate with the Company in good faith in order effectively to contest such claim; and (iv) permit the Company to participate in any proceeding relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Employee harmless, on an after-tax basis, for any Excise Tax or income tax (including related interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Subsection 10(e), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Employee to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Employee to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Employee, on an interest-free basis and shall indemnify and hold Employee harmless, on an after-tax basis, from any Excise Tax or income tax (including related interest or penalties) imposed with respect to such advance or with respect to any imputed income with respect to such advance. The Company’s control of the contest shall be limited to issues that may impact Gross-Up Payments or reduction in Payments under this Section 10, and Employee shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(f)	If, after the receipt by Employee of an amount advanced by the Company pursuant to Subsection 10(e), Employee becomes entitled to receive any refund with respect to such claim, Employee shall (subject to the Company’s complying with the requirements of Subsection 10(e)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Employee of an amount advanced by the Company pursuant to Subsection 10(e), a determination is made that Employee shall not be entitled to any refund with respect to such claim and the Company does not notify Employee in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid.

(g)	Any Gross-Up Payment or additional Gross-Up Payment shall be paid by the Company to the Employee within sixty (60) days of the receipt of the accounting firm’s (or second accounting firm’s) determination, provided that, notwithstanding any other provision of this Section to the contrary, any Gross-Up Payment or other payment under this Section 10 must be made by the Company no later than the end of the tax year of the Employee following the tax year in which the Employee remits the related tax payments.
     11. Non-Delegation of Employee’s Rights. The obligations, rights and benefits of Employee hereunder are personal and may not be delegated, assigned or transferred in any manner whatsoever, nor are such obligations, rights or benefits subject to involuntary alienation, assignment or transfer.
     12. Confidential Information. Employee acknowledges that he will occupy a position of trust and confidence and will have access to and learn substantial information about the Company and its affiliates and their operations that is confidential or not generally known in the industry including, without limitation, information that relates to purchasing, sales, customers, marketing, and the financial positions and financing arrangements of the Company and its affiliates. Employee agrees that all such information is proprietary or confidential, or constitutes trade secrets and is the sole property of the Company and/or its affiliates, as the case may be. Employee will keep confidential, and will not reproduce, copy or disclose to any other person or firm, any such information or any documents or information relating to the Company’s or its affiliates’ methods, processes, customers, accounts, analyses, systems, charts, programs, procedures, correspondence or records, or any other documents used or owned by the Company or any of its affiliates, nor will Employee advise, discuss with or in any way assist any other person, firm or entity in obtaining or learning about any of the items described in this Section 12. Accordingly, Employee agrees that during the Employment Term and at all times thereafter he will not disclose, or permit or encourage anyone else to disclose, any such information, nor will he utilize any such information, either alone or with others, outside the scope of his duties and responsibilities with the Company and its affiliates.
     13. Non-Competition.
(a)	During Employment Term. Employee agrees that, during the Employment Term, he will devote such business time, attention and energies reasonably necessary to the diligent and faithful performance of the services to the Company and its affiliates, and he will not engage in any way whatsoever, directly or indirectly, in any business that is a direct competitor with the Company’s or its affiliates’ principal business, nor solicit customers, suppliers or employees of the Company or affiliates on behalf of, or in any other manner work for or assist any business which is a direct competitor with the Company’s or its affiliates’ principal business. In addition, during the Employment Term, Employee will undertake no planning for or organization of any business activity competitive with the work he performs as an employee of the Company, and Employee will not combine or conspire with any other employee of Company or any other person for the purpose of organizing any such competitive business activity.

(b)	After Employment Term. The parties acknowledge that Employee will acquire substantial knowledge and information concerning the business of the Company and its affiliates as a result of his employment. The parties further acknowledge that the scope of business in which the Company and its affiliates are engaged as of the Effective Time is national and very competitive and one in which few companies can successfully compete. Competition by Employee in that business after the Employment Term would severely injure the Company and its affiliates. Accordingly, for a period of one (1) year after Employee’s employment terminates for any reason whatsoever, except as otherwise stated herein below, Employee agrees: (1) not to become an employee, consultant, advisor, principal, partner or substantial shareholder of any firm or business that directly competes with the Company or its affiliates in their principal products and markets; and (2), on behalf of any such competitive firm or business, not to solicit any person or business that was at the time of such termination and remains a customer or prospective customer, a supplier or prospective supplier, or an employee of the Company or an affiliate. Notwithstanding any of the foregoing provisions to the contrary, Employee shall not be subject to the restrictions set forth in this Subsection 13(b) if:

(i) Employee’s employment is terminated by the Company without Cause; (ii) Employee terminates employment for Good Reason; or (iii) Employee’s employment is terminated as a result of the Company’s unwillingness to extend the Employment Term.

(c)	Exclusion. Working, directly or indirectly, for the Company or its affiliates or their successors if this Agreement is assumed by a third party as contemplated in Section 21 shall not be considered competitive to the Company or its affiliates for the purpose of this Section 13.
     14. Return of the Company Documents. Upon termination of the Employment Term, Employee shall return immediately to the Company all records and documents of or pertaining to the Company or its affiliates and shall not make or retain any copy or extract of any such record or document, or any other property of the Company or its affiliates.
     15. Improvements and Inventions. Any and all improvements or inventions that Employee may make or participate in during the Employment Term, unless wholly unrelated to the business of the Company and its affiliates and not produced within the scope of Employee’s employment hereunder, shall be the sole and exclusive property of the Company. Employee shall, whenever requested by the Company, execute and deliver any and all documents that the Company deems appropriate in order to apply for and obtain patents or copyrights in improvements or inventions or in order to assign and/or convey to the Company the sole and exclusive right, title and interest in and to such improvements, inventions, patents, copyrights or applications.
     16. Actions. The parties agree and acknowledge that the rights conveyed by this Agreement are of a unique and special nature and that the Company will not have an adequate remedy at law in the event of a failure by Employee to abide by its terms and conditions, nor will money damages adequately compensate for such injury. Therefore, it is agreed between and hereby acknowledged by the parties that, in the event of a breach by Employee of any of the obligations of this Agreement, the Company shall have the right, among other rights, to damages sustained thereby and to obtain an injunction or decree of specific performance from any court of competent jurisdiction to restrain or compel Employee to perform as agreed herein. Employee hereby acknowledges that obligations under Sections and Subsections 12, 13(b), 14, 15, 16, 17 and 18 shall survive the Date of Termination and be binding by their terms at all times subsequent to the Date of Termination for the periods specified therein. Nothing herein shall in any way limit or exclude any other right granted by law or equity to the Company.
     17. Release. Notwithstanding any provision herein to the contrary, the Company may require that, prior to payment of any amount or provision of any benefit under Section 9 or payment of any Gross-Up Payment pursuant to Section 10 of this Agreement (other than due to Employee’s death or a Gross-Up Payment arising as a result of payments under the Relocation Letter Agreement), Employee shall have executed a complete release of the Company and its affiliates and related parties in such form as is reasonably required by Company, and any waiting periods contained in such release shall have expired; provided that the release shall not apply to Employee’s rights under the benefit plans and programs of the Company and its affiliates, which rights shall be determined in accordance with the terms of such plans and programs. With respect to any release required to receive payments owed pursuant to Section 9, the Company must provide Employee with the form of release no later than seven (7) days after the Date of Termination and the release must be signed by Employee and returned to Company, unchanged, effective and irrevocable, no later than sixty (60) days after the Date of Termination. With respect to any release required to receive payment of any Gross-Up Payment pursuant to Section 10, the Company must provide Employee with the form of release no later than seven (7) days after the accounting firm’s determination and the release must be signed by Employee and returned to Company, unchanged, effective and irrevocable, no later than sixty (60) days after the accounting firm’s determination.
     18. No Mitigation. The Company agrees that, if Employee’s employment hereunder is terminated during the Employment Term, Employee is not required to seek other employment or to attempt in any way to reduce any amounts payable to Employee by the Company hereunder. Further, the amount of any payment or benefit provided for hereunder (other than pursuant to Subsection 9(a)(v) hereof) shall not be reduced by any compensation earned by Employee as the result of employment by another employer, by retirement benefits or otherwise.
     19. Entire Agreement and Amendment. This Agreement, together with the Relocation Letter Agreement, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter of this Agreement, and supersedes and replaces all prior agreements, understandings and commitments with respect to such subject matter. This Agreement may be amended only by a written document signed by both parties to this Agreement.
     20. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. Any litigation pertaining to this Agreement shall be adjudicated in courts located in Duval County, Florida.
     21. Successors. This Agreement may not be assigned by Employee. In addition to any obligations imposed by law upon any successor to the Company, the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the stock, business and/or assets of the Company, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption by a successor shall be a material breach of this Agreement. Employee agrees and consents to any such assumption by a successor or parent of the Company, as well as any assignment of this Agreement by the Company for that purpose. As used in this Agreement, “Company” shall mean the Company as herein before defined as well as any such successor or parent that expressly assumes this Agreement or otherwise becomes bound by all of its terms and provisions by operation of law.
     22. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     23. Attorneys’ Fees. If any party finds it necessary to employ legal counsel or to bring an action at law or other proceedings against the other party to interpret or enforce any of the terms hereof, the party prevailing in such action or other proceeding shall be promptly paid by the other party its reasonable legal fees, court costs, litigation expenses, all as determined by the court and not a jury, and such payment shall be made by the non-prevailing party no later than the end of the Employee’s tax year following the Employee’s tax year in which the payment amount becomes known and payable provided, however, that on or after a Change in Control, and following the Employee’s Date of Termination with the Company, if any party finds it necessary to employ legal counsel or to bring an action at law or other proceedings against the other party to interpret or enforce any of the terms hereof, Company shall pay (on an ongoing basis) to Employee to the fullest extent permitted by law, all legal fees, court costs and litigation expenses reasonably incurred by Employee or others on his behalf (such amounts collectively referred to as the “Reimbursed Amounts”); provided, further, that Employee shall reimburse the Company for the Reimbursed Amounts if it is determined by the court and not a jury that a majority of Employee’s claims or defenses were frivolous or without merit. Requests for payment of Reimbursed Amounts, together with all documents required by the Company to substantiate them, must be submitted to the Company no later than ninety (90) days after the expense was incurred. The Reimbursed Amounts shall be paid by Company within ninety (90) days after receiving the request and all substantiating documents requested from Employee. The payment of Reimbursed Amounts during Employee’s tax year will not impact the Reimbursed Amounts for any other taxable year and Employee’s right to such reimbursement may not be liquidated or exchanged for any other benefit. The rights under this Section 23 shall survive the Date of Termination and this Agreement until the expiration of the applicable statute of limitations.
     24. Severability. If any section, subsection or provision hereof is found for any reason whatsoever to be invalid or inoperative, that section, subsection or provision shall be deemed severable and shall not affect the force and validity of any other provision of this Agreement. If any covenant herein is determined by a court to be overly broad thereby making the covenant unenforceable, the parties agree and it is their desire that such court shall substitute a reasonable judicially enforceable limitation in place of the offensive part of the covenant and that as so modified the covenant shall be as fully enforceable as if set forth herein by the parties themselves in the modified form. The covenants of Employee in this Agreement shall each be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of Employee against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants in this Agreement.
     25. Notices. Any notice, request, or instruction to be given hereunder shall be in writing and shall be deemed given when personally delivered or three (3) days after being sent by United States Certified Mail, postage prepaid, with Return Receipt Requested, to the parties at their respective addresses set forth below:
     To Company:
Fidelity National Information Services, Inc.
601 Riverside Avenue

Jacksonville, Florida 32204
Attention: General Counsel
     To Employee:
Frank R. Martire
At the most recent address on file at the Company.
     26. Waiver of Breach. The waiver by any party of any provisions of this Agreement shall not operate or be construed as a waiver of any prior or subsequent breach by the other party.
     27. Tax Withholding. The Company or an affiliate may deduct from all compensation and benefits payable under this Agreement any taxes or withholdings the Company is required to deduct pursuant to state, federal or local laws.
     28. Code Section 409A.
(a)	To the extent applicable, it is intended that this Agreement and any payment made hereunder shall comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom, and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service (“Code Section 409A”) and shall in all respects be administered in accordance with Code Section 409A; provided, that for the avoidance of doubt, this provision shall not be construed to require a gross-up payment in respect of any taxes, interest or penalties imposed on the Employee as a result of Code Section 409A. Any provision that would cause the Agreement or any payment hereof to fail to satisfy Code Section 409A shall have no force or effect until amended to comply with Code Section 409A in the least restrictive manner necessary and without any diminution in the value of the payments to Employee, which amendment may be retroactive to the extent permitted by Code Section 409A. Each payment under this Agreement shall be treated as a separate payment for purposes of Code Section 409A. In no event may Employee, directly or indirectly, designate the calendar year of any payment to be made under this Agreement. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Code Section 409A, including, without limitation, that (i) in no event shall reimbursements by the Company under this Agreement be made later than the end of the calendar year next following the calendar year in which the applicable fees and expenses were incurred, provided, that the Employee shall have submitted an invoice for such fees and expenses at least 10 days before the end of the calendar year next following the calendar year in which such fees and expenses were incurred; (ii) the amount of in-kind benefits that the Company is obligated to pay or provide in any given calendar year shall not affect the in-kind benefits that the Company is obligated to pay or provide in any other calendar year; (iii) the Employee’s right to have the Company pay or provide such reimbursements and in-kind benefits may not be liquidated or exchanged for any other benefit; and (iv) in no event shall the Company’s obligations to make such reimbursements or to provide such in-kind benefits apply later than the Employee’s remaining lifetime (or if longer, through the 20th anniversary of the Effective Time). Prior to the Effective Time but within the time period permitted by the applicable Treasury Regulations, the Company may, in consultation with Employee, modify the Agreement, in the least restrictive manner necessary and without any diminution in the value of the payments to Employee, in order to cause the provisions of the Agreement to comply with the requirements of Code Section 409A, so as to avoid the imposition of taxes and penalties on Employee pursuant to Code Section 409A.

(b)	The parties acknowledge that no representation is made regarding the consequences of the compensation and benefits payable under this Agreement and/or the Relocation Letter Agreement under Code Section 409A (or similar sections of state tax law). Except as provided in Section 10, Employee agrees and, will agree pursuant to a release effective upon payment of the Retention Bonus (as defined in the Relocation Letter Agreement), to release all known and unknown claims, promises, causes of action, or similar rights of any type (based upon any legal or equitable theory, whether contractual, common law, or statutory) that Employee may have against the Company, Metavante and any and all of their former and existing parents, subsidiaries, predecessors, successors, and affiliated entities and all of their respective current and former directors, officers, employees, agents, managers, shareholders, successors, assigns, and other representatives, arising out of, or in connection with, the Relocation Letter Agreement and the benefits thereunder, including, without limitation, the consequences or characterization (including for purposes of tax withholding and reporting) of the payment of the Relocation Benefits under Code Section 409A (or similar sections of state tax law). It is understood and agreed that the release will be entered into on behalf of the Employee and for his heirs, executors, administrators, trustees, agents, legal representatives and assigns.
     29. Metavante Performance Shares. The parties acknowledge that a portion of the Employee’s Prior Equity Awards consist of performance shares granted under the Amended and Restated Metavante 2007 Equity Incentive Plan (the “Prior Performance Shares”), and that this Section 29 of this Agreement shall constitute an amendment of the award agreement evidencing such Prior Performance Shares (the “Performance Share Award Agreement”). Notwithstanding anything to the contrary in such Performance Share Award Agreement, the parties agree that upon the Effective Time:

(a)	The Company shall determine the value of the Prior Performance Shares at target based upon the fair market value of shares of Metavante common stock immediately prior to the Effective Time (such value, the “Transaction Value”) in accordance with the terms of the Merger Agreement;

(b)	The Company will pay to you an amount of cash, within 15 days following the Effective Time, based upon the portion of the Performance Period (as defined in the Performance Share Award Agreement) that has been completed, determined by multiplying the Transaction Value by a fraction, the numerator of which is the number of whole or partial calendar months elapsed between January 1, 2009 and the date of the Effective Time, and the denominator of which is thirty-six (36) (such cash amount, the “Prior Performance Cash”); and

(c)	The Prior Performance Shares shall be assumed by the Company and converted into a number of performance shares denominated in Company common stock equal to the product (rounded down to the nearest whole number of shares of Company common stock) of (i) the number of shares of Metavante common stock underlying or subject to the Prior Performance Shares at target, multiplied by (ii) a fraction, the numerator of which is the number of whole calendar months remaining in the Performance Period from and after the Effective Time and the denominator of which is thirty-six (36), multiplied by (iii) the Exchange Ratio (as defined in the Merger Agreement) (each, an “Assumed Performance Share”), and each such Assumed Performance Share shall be subject to the same terms and conditions (including vesting schedule) as were applicable to the corresponding Prior Performance Shares immediately prior to the Effective Time and any obligations in respect thereof shall be payable or distributable in accordance with the terms of the Performance Share Award Agreement, except that (A) the Initial Closing Price of such Assumed Performance Share (as defined in the Performance Share Award Agreement) shall be deemed to be equal to the quotient of (x) the Initial Closing Price applicable to the Prior Performance Shares on the applicable grant date divided by (y) the Exchange Ratio, and (B) upon a termination of the Employee’s employment by the Employee for Good Reason during the Performance Period, the Assumed Performance Shares will be prorated such that, the Employee’s Final Performance Shares (as such term is defined under the Performance Share Award Agreement) shall be determined by multiplying the Employee’s Assumed Performance Shares (at target) by the Performance Factor (as such term is defined in the Performance Share Award Agreement) by a fraction, the numerator of which is the number of whole or partial calendar months elapsed between the beginning of the Performance Period, and the Employee’s Date of Termination, and the denominator of which is thirty-six (36).

     IN WITNESS WHEREOF the parties have executed this Agreement to be effective as of immediately following the Effective Time.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
/s/ Lee A. Kennedy

By:	Lee A. Kennedy
Its:	President and CEO

FRANK R. MARTIRE
/s/ Frank R. Martire